UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of INLIF LIMITED’s 2026 Extraordinary General Meeting of Shareholders

The 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) of INLIF LIMITED (the “Company”) was held at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China, on January 9, 2026 at 9:00 a.m. EST.

At the close of business on December 8, 2025, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were outstanding and entitled to vote a total of 6,400,000 shares of Class A Ordinary Share, with one (1) vote each share, and 12,500,000 shares of Class B Ordinary Share, with twenty (20) votes each share. At the Meeting, the holders of 214,378 Class A Ordinary Shares and 12,500,000 Class B Ordinary Shares of the Company were represented in person or by proxy, exceeding one-third of the total Ordinary Shares entitled to vote at the Meeting and constituting a quorum.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting and the proxy statement, which were filed as exhibits to the Company’s Current Report on Form 6-K with the U.S. Securities and Exchange Commission on December 18, 2025 (File No. 001-42456).

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the Share Capital Increase to US$350,000 divided into 3,350,000,000 Class A Ordinary Shares of par value US$0.0001 each and 150,000,000 Class B Ordinary Shares of par value US$0.0001 each;

2.	A special resolution to approve the Company to adopt the A&R M&A following the Share Capital Increase being effected;

3.	An ordinary resolution to approve the Board of Directors to effectuate one or more Share Consolidations within three (3) years from the date of the Meeting at the consolidation ratio and effective time as the Board of Directors may determine in its sole discretion, conditional upon the determination of a consolidation ratio by the Board of Directors, provided always that the accumulated consolidation ratio for all such Share Consolidations shall not be less than 2:1 nor greater than 5,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then effective memorandum and articles of association;

4.	A special resolution to approve the Company to adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation upon its effectiveness;

5.	An ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary.

The results of the vote at the Meeting for the resolutions, considering both the votes entitled to be cast and those represented by Class A Ordinary Shares and Class B Ordinary Shares combined, were as follows:

Proposal	Class of Issue	For	Against	Abstain
	Class A Ordinary Shares	97,877	116,401	100
	Class B Ordinary Shares	250,000,000	0	0
No. 1	Total	250,097,877	116,401	21,715
	Class A Ordinary Shares	97,915	116,363	100
	Class B Ordinary Shares	250,000,000	0	0
No. 2	Total	250,097,915	116,363	21,713
	Class A Ordinary Shares	115,489	98,763	126
	Class B Ordinary Shares	250,000,000	0	0
No. 3	Total	250,115,489	98,763	21,713
	Class A Ordinary Shares	116,939	97,313	126
	Class B Ordinary Shares	250,000,000	0	0
No. 4	Total	250,116,939	97,313	21,713
	Class A Ordinary Shares	97,851	116,027	500
	Class B Ordinary Shares	250,000,000	0	0
No. 5	Total	250,097,851	116,027	21,713

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 12, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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